

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2014

<u>Via E-mail</u>
Rice Powell
Chief Executive Officer and Chairman
Fresenius Medical Care AG & Co. KGaA
Else-Kröner Strasse 1
61352 Bad Homburg
Germany

Re: Fresenius Medical Care AG & Co. KGaA
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed February 25, 2014
File No. 1-32749
Response Letter Dated November 26, 2014

Dear Mr. Powell:

We have reviewed your response letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comment, we may have additional comments.

1. Please tell us whether, to the best of your knowledge, understanding and belief, any of the products or technology you have provided or intend to provide, directly or indirectly, into Cuba, Sudan and Syria are controlled items included in the U.S. Department of Commerce's Commerce Control List. If so, tell us whether any such items have military uses, and describe such possible uses of which are you aware. Also, advise us whether, to the best of your knowledge, understanding and belief, any such items have been put to military uses by Cuba, Sudan or Syria, and discuss any such uses of which you are aware.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

Rice Powell
Fresenius Medical Care AG & Co. KGaA
December 10, 2014
Page 2

cc: John Reynolds
        Assistant Director
        Division of Corporation Finance